Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

On November 2, 2001, Madison Gas and Electric Company Issued The Following Press Release:

133 S. Blair St. P.O. Box 1231 Madison, Wis. 53701-1231

Contact:	Steve Kraus (608) 252-7907 Jeff Newman (608) 252-7149

Madison Gas and Electric to Form Utility Holding Company

     Madison, Wis., Nov. 2, 2001—Madison Gas and Electric Co. (MGE) filed a registration statement today with the Securities and Exchange Commission (SEC) regarding its proposal to create a holding company named MGE Energy, Inc.

     MGE is planning to build and own new power plants to meet growing customer needs. Forming a holding company expands the company’s options for financing this new generation. “The holding company structure gives us more financing flexibility for each new project we undertake” said Jeff Newman, MGE vice president and treasurer.

     “MGE will continue its focus on the utility business in our local communities,” said Gary Wolter, MGE president and CEO. “We are a community energy company and will remain one. The holding company will only increase our ability to serve our customers and shareholders well.”

     Dane County is expected to remain the fastest growing county in the state—gaining 70,000 people by 2020. MGE forecasts electric demand to grow 18% in the next five years alone.

     The holding company structure allows the company to raise capital in the financial markets as it builds these new plants. At the same time, electric prices will continue to be regulated by the Public Service Commission as they are today. “The holding company will help us finance large new generation projects while giving customers the price stability they need,” Wolter said.

     Last December, MGE announced plans to build a natural gas-fired cogeneration facility. The plant will provide steam and chilled water for the University of Wisconsin-Madison and electricity for Dane County residents. The holding company structure facilitates the construction and financing of this project.

     Under the holding company proposal, shares of MGE common stock would be exchanged on a one-for-one basis for shares of MGE Energy, Inc. Company shareholders will vote on the holding company proposal at their annual meeting next May. All other approvals are expected to be completed by summer 2002.

     MGE is a public utility that generates and distributes electricity to 126,000 customers in Dane County. The company also transports and distributes natural gas to 114,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896. You can visit us online at www.mge.com.

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     A registration statement has been filed with the SEC on Form S-4 containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy, Inc. and other relevant documents concerning the holding company proposal. The common stock of MGE Energy, Inc. may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive joint proxy statement and prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed restructuring. Investors can obtain the documents filed with the SEC free of charge at the SEC’s Web site (www.sec.gov) under the name of MGE Energy, Inc. In addition, investors may obtain a free copy of the definitive joint proxy statement and prospectus, when available, and other documents filed by MGE and MGE Energy, Inc. with the SEC by contacting MGE’s Shareholder Services at 1-800-356-6423 or at shareservices@mge.com. Investors should read the definitive joint proxy statement and prospectus when it becomes available before making any voting or investment decision.

     MGE and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MGE shareholders. MGE Energy, Inc. may also be deemed to be a participant in the solicitation. Investors may obtain additional information regarding MGE, MGE Energy, Inc. and their respective officers and directors, including beneficial ownership information, by reading the definitive joint proxy statement and prospectus when it becomes available.

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     This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Economic, business, competitive and/or regulatory factors, including regional economic conditions, weather variations and actual population growth, affecting MGE’s businesses generally could cause actual results to differ materially from those described herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. MGE does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release.

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